UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April, 2026.

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

9 Pembroke Street Upper

Dublin D02 KR83

Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On April 21, 2026, John-Paul Backwell resigned as the Chief Executive Officer and Chairman of Fusion Fuel Green PLC, an Irish public limited company (the “Company”). Mr. Backwell will continue to serve as a director of the Company and will provide advisory and management consulting services as a senior strategic consultant to the Company.

On April 22, 2026, the Board of Directors of the Company (the “Board”) appointed Frederico Figueira de Chaves, the Interim Chief Financial Officer and Chief Strategy Officer and a director of the Company, as the Chief Executive Officer of the Company, effective April 21, 2026.

Mr. Figueira de Chaves, 42, has been Interim Chief Financial Officer of the Company since January 2025, Chief Strategy Officer of the Company since November 2024, and a director of the Company since June 2020. Since August 2025, Mr. Figueira de Chaves has also been Chairman and a director of Quality Industrial Corp. (OTCID: QIND). Mr. Figueira de Chaves has also been Chief Executive Officer and a director of Bright Hydrogen Solutions Limited since February 2025. Mr. Figueira de Chaves was Chief Executive Officer of the Company from June 2023 to November 2024. Mr. Figueira de Chaves was Chief Financial Officer of the Company from June 2020 to June 2023. From January 2009 to 2019, Mr. Figueira de Chaves held a number of senior positions at UBS AG, including Asset Management Head of Sales Management and Marketing, Global Asset Management Head Wealth Management and Wealth Management Americas Distribution, Chief of Staff to Global Asset Management CEO, Chief of Staff to CEO Europe, the Middle East, and Africa, Chief of Staff to Group COO, and Business Manager of Group CEO Management Office. Mr. Figueira de Chaves holds a master’s degree in Economics from Edinburgh University.

There are no family relationships that exist between Mr. Figueira de Chaves and any directors or executive officers of the Company. In addition, there has been no transaction, nor is there any currently proposed transaction, between Mr. Figueira de Chaves and the Company that would require disclosure under Item 404(a) of Regulation S-K.

In addition, on April 22, 2026, the Board appointed James Passin as the Chairman of the Board.

On April 23, 2026, the Company issued a press release announcing the changes to the Company’s management described above. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Forward-Looking Statements

The press release attached as Exhibit 99.1 hereto and the statements contained therein include “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. Such forward-looking statements include, but are not limited to, statements regarding: (i) the anticipated benefits of the leadership and Board changes announced herein, including the ability of the Company’s new Chairman and CEO to execute on the Company’s strategic direction; (ii) the Company’s contemplated acquisition of Royal Uranium Inc. (“Royal Uranium”) and the expected benefits thereof, including expected royalty exposure to uranium exploration activity; (iii) the Company’s expectation to hold an investor update call and an Extraordinary General Meeting in connection with the Royal Uranium transaction; (iv) the Company’s strategic direction and growth plans, including with respect to its uranium royalty platform and energy commodity opportunities; and (v) statements regarding uranium market dynamics, including anticipated demand and supply trends. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the risk that the anticipated benefits of the leadership transition may not be realized; the risk that the Royal Uranium transaction may not be completed on the anticipated terms or timeline, or at all, including the risk that shareholder approval may not be obtained or that other closing conditions may not be satisfied; the Company’s ability to integrate Royal Uranium’s assets into its business, the ability of the parties to obtain Irish regulatory approval and any other required third-party consents and approvals in connection with the transaction, obtain the approval of the Company’s shareholders, and to meet all other closing conditions; the realization of revenues from the assets of Royal Uranium, including its royalties, which may depend on, among other things, the commercial development of uranium, the receipt and maintenance of exploration, mining, and environmental permits and approvals by the operators of the underlying properties, regulatory approval, and market demand for uranium; volatility in uranium and natural gas commodity prices, which directly affect the potential value of the anticipated royalty interests; the risk that operators of royalty-bearing properties may delay, suspend, or abandon exploration or development activities due to insufficient funding, unfavorable economic conditions, technical challenges, or regulatory obstacles; the possibility that exploration activities, including those authorized under recently obtained permits, may not result in the discovery of commercially viable mineral deposits or hydrocarbon reserves; the dependence of the Company on third-party operators over whom it has no operational control to generate revenues from the anticipated uranium and other royalty interests held by Royal Uranium, including decisions regarding the pace, scope, and method of exploration and development; the risk that changes in mining, environmental, or energy laws and regulations in the jurisdictions where the royalty assets are located, may adversely affect the feasibility or economics of the underlying projects; political, economic, and social risks associated with operating in foreign jurisdictions, including currency controls, expropriation, nationalization, and changes in fiscal regimes; the risk that royalty agreements may be subject to disputes regarding their scope, enforceability, or the calculation of permitted deductions from gross revenues; competition from existing or new offerings that may emerge; impacts from strategic changes to the Company’s business on net sales, revenues, income from continuing operations, or other results of operations; the Company’s ability to obtain sufficient funding to maintain operations and develop additional services and offerings; and the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the SEC on May 9, 2025, and other filings with the SEC. Should any of these risks or uncertainties materialize or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

This Report on Form 6-K (other than Exhibit 99.1 hereto) is incorporated by reference into the Company’s registration statements on Form F-3 (File 333-287226, 333-289429, 333-286198, 333-286202, 333-251990, 333-264714, 333-276880, 333-293286, and 333-294414) and Form S-8 (File Nos. 333-258543 and 333-291732) and the prospectuses thereof and any prospectus supplements or amendments thereto.

Exhibit No.	Description
99.1	Press Release dated April 23, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: April 23, 2026	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Executive Officer